EXHIBIT 10.1
Director Compensation Summary

We currently pay our non-management directors an annual retainer of $215,000 per year, $115,000 of which is paid in cash and $100,000 of which is paid in restricted stock. A director may elect to receive his or her entire annual retainer in restricted stock. In addition, a director who has satisfied our Share Ownership Guidelines (described below) may also elect to receive up to 50% of the portion of the annual retainer that is not paid in cash in the form of stock rather than in the form of restricted stock.

Restricted stock and options vest (and, in the case of stock options, are exercisable) on the day immediately prior to the first annual general meeting of shareholders at which directors are elected following the grant of the stock or options. However, if, prior to such vesting date, either (i) a change in control (as defined in the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as amended) of Assured Guaranty Ltd. occurs before the director terminates service on the Board or (ii) the director terminates service on the Board as a result of such director’s death or disability, then the restricted stock and options will vest (and, in the case of stock options, be exercisable) on the date of such change in control or the date of the director’s termination of service, whichever is applicable. Grants of restricted stock receive cash dividends and have voting rights. Grants of stock options may not be sold or otherwise transferred.

Our Share Ownership Guidelines require that each director own the greater of (i) at least 25,000 Common Shares or (ii) Common Shares with a market value of at least three times the maximum cash portion of the annual director retainer, before being permitted to dispose of any shares acquired as compensation from the Company. Once a director has reached the Share Ownership Guideline, for so long as he or she serves on the Board, such director may not dispose of any Common Shares if such disposition would cause the director to be below the Share Ownership Guideline. Vested restricted stock, vested restricted stock units (i.e., units for which Common Shares will be received by a director six months after termination of such director’s service on the Board), and purchased shares will all count toward the Stock Ownership Guideline.

In addition to the annual retainer described above:

•	The Chairman of the Board receives an additional $100,000 annual retainer

•	The Chairman of the Audit Committee receives an additional $30,000 annual retainer

•	The Chairman of each of the Compensation Committee, the Nominating and Governance Committee, the Finance Committee and the Risk Oversight Committee receives an additional $15,000 annual retainer

•	Members of the Audit Committee, other than the chairman, receive an additional $15,000 annual retainer

•
Members, other than the chairmen, of each of the Compensation Committee, the Nominating and Governance Committee, the Finance Committee and the Risk Oversight Committee receive an additional $10,000 annual retainer.

The Company generally will not pay a fee for attendance at board or committee meetings, although the Chairman of the Board has the discretion to pay attendance fees of $2,000 for extraordinary or special meetings.